U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of the Securities Act of 1934

SKYLYFT MEDIA NETWORK, INC.

 (Name of Small Business Issuer in its Charter)

                                    Delaware                                                              03-0533701

(State or Other Jurisdiction of Incorporation or Organization)           (IRS Employer Identification No.)

 100 East Verdugo Avenue, Burbank, California 91502

(Address of Principal Executive Offices)           (Zip Code)

(818) 605 - 0957

 Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

Title of Each Class to be so Registered                                                            Name of Each Exchange on Which Each Class is to be Registered

                  None                                                                                                                       None

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of Class)

ITEM 1.    DESCRIPTION OF BUSINESS

Our History

In January of 2001, Richard Yanke, the President of Skylyft Media Network, Inc., invented and enhanced the SkyBanr Mini-Lift Hoist.  As a result of this invention, he retained only one design artist for the contract mural work.  Mr. Yanke spent the year at his Vancouver Studios developing the business plan for (1) enhancing the basic patent; (2) arranging for cost-effective, in-house manufacturing of the SkyBanr Mini-Lift, (3) developing a marketing and distribution plan by searching for and negotiating for third-party nationally known vendors. Further, Mr. Yanke’s pro-forma financial projections showed great revenue potential from advertising on the 20’ banner to be hoisted to the ceiling of shopping malls, big box stores, and anchor stores such as Costco, Best Buy, Macy’s and other similar venues.

By December 2003, the research and development had been substantially completed and Mr. Yanke formed Skylyft Media Network, Inc. He acquired the equipment from Image 79 Designed Studios, a fine arts company found by Mr. Yanke in 1979, for Skylyft Media Network, Inc. in an Asset Purchase Agreement  by issuing himself 1,218,290 shares and a shareholder loan for the assets in the newly created “Skylyft”, a Delaware corporation.

Overview

The Company is organized into two operating divisions: (1) Skylyft™ Manufacturing (Manufacturing the SkyBanr Mini-Lift Hoist, Trade Show displays of the Company’s proprietary products); and (2) Skylyft™  Digital Imaging (Produces all of the printing medium, e.g. banners, murals, and posters)

In the past year, a number of significant steps have been made to position the Company for future growth. These include: restructuring to operate under the most favorable tax regimes; trademarking and branding the company name and products; preparing the Key Client Marketing Programs for specific venues, and recruiting of the senior management team to ensure success.

The Company has developed one of the more significant growth opportunities in the advertising industry since the billboard by offering a realistic and viable business opportunity based on previously unused and empty spaces.

Products and Marketing

Skylyft’s 2004 Second Generation of Products

Until the second quarter of 2004, the Company focused on strategic research to enhance the newly developed digitalization of its technology and formalized the current marketing strategy for commercialization of its products, including these newly completed products:

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An 8’ x 10’ Trade Show System compact enough to fit into an overhead airline compartment;

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SkyBanr Mini-Lift™ System for the household market*; and

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SkyBanr Mini-Lift for the exterior market*

_____________________

* Designs completed. These enhancements will become operational pending receipt of manufacturing expenses from the proceeds of a previous private placement offering.

Our research on digital technology, as it related to the SkyBanr Mini-Lift Hoist System, enhanced and developed into its present configuration, has now been successfully “Beta-Tested” over two years with the Edwards Movie Theatres in California, Oregon and Texas. The results showed a significant increase in the previous economies of scale, a higher degree of creativity by the artist/operator, a reduction in the time required for any targeted performance (in our case, reducing our artistic staff from 50 to 5 highly skilled technicians), and more economically efficient operations of the equipment. For example, we discovered that when our operator was overseeing and monitoring the printing machine, the same operator could, simultaneously, commence working on the next, upcoming-on-line product. This method provides higher quality in intensity, color, photo-quality and third-dimensional depth, in the finished products.

As a result, the we were able to re-program our Business Plan from what we had initially believed to be a “Niche” market to a substantially more diverse, heterogeneous and broadened international market.

Nature and Functionability of the SkyBanr SkyLyft System

The SkyBanr Mini-Lift System is a remote controlled hoist that mounts to virtually any ceiling, and has 2 vertical cables that are attached to a mounting bar. The bar is lowered out of the bottom of the unit (similar to a trapeze) by use of a hand-held infrared remote control (looks like a TV remote). Attached to that bar is a specially laminated 2”x 1”x 20’ horizontal square tube aluminum bar. When the bar is lowered to the ground, a “point of purchase” Digitally printed 10’ x 20’ fabric Billboard (the advertising space), is attached to the aluminum bar. The 20’ aluminum bar, with the fabric billboard attached, is raised, via the hand-held remote control unit, to the desired height.

Management and its national marketing firms believe that the introduction of the SkyBanr Mini-Lift System into the marketplace will revolutionize the economics of banner ad rotation.  The SkyBanr Mini-Lift reduces labor costs associated with conventional rotation methods by eliminating the use of scaffolds or scissor lifts. The operation of the SkyBanr Mini-Lift system is very simple.  Mr. Yanke’s 5 and 7 year old children change the 10’ x 20’ banners on the SkyBanr demonstration unit at our Burbank, California studio on a daily basis.

The SkyBanr Mini-Lift allows SkyMurl banner-advertising placement in formerly inaccessible locations, such as high ceilings. Currently, most locations do not have banner advertising, since it has not been economical to mount. Locations with banner advertising typically rotate the ads every three months due to the high costs involved in changing the ads.

The SkyBanr Mini-Lift System makes it economical to place banner advertising in more locations and to change those ads with greater frequency. Skylyft’s capabilities to place banner advertising in more locations and change the ads more frequently allow the Company the opportunity to earn more advertising revenues from certain indoor advertising locations. This advantage will allow Skylyft to offer landlords higher lease rates for their space and, in turn, secure long-term leases from the most desirable locations for Skylyft.

State-of-the-Art Printing

Grand Format Printing means any print over 60”. The Vutek/UltraVu™ machine is a “state of the art” printer that prints at widths of up to 196 inches (16.3 feet).  It has the capability to:

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Print durable and vivid graphics on a wide variety of materials including vinyl, pressure sensitive paper, mesh and textiles.

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Print up to 16.3 feet (5 meters) in width.

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Print up to 330 dpi resolution producing images that are sharp, crisp and consistent.

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Print up to 2100 square feet (195 square meters) per hour.

•    Be effectively deployed in non-stop operation.

The print resolution with the Vutek/UltraVu is unmatched by its competition. Further, the Inkware inks, used by the UltraVu, are in a league by themselves. The brilliant quality of printing offered by Vutek's high-resolution printers, as well as their consistency of color, is vital to our business. Consequently, the Company can offer a full range of wide-format products and Vutek printers enable us to provide the optimum color quality for our printing projects.  The Company makes a serious attempt to blend both the commerce part of digital printing with the incredible aesthetics which this medium is capable of presenting.  Accordingly, the Company seeks to incorporate its work into the existing environment in such a way that "glorifies" the surrounding landscape. In our view, an advertisement is supposed to be beautiful. Thus, the designers can create elegant work when it is produced on the Vutek digital printers. Through the printers, the Company has developed a 20-year history with the major venues listed below (see page 7).

Business Strategy

Marketing

Skylyft received very positive interest from over ten of the top twenty shopping center mall owners in North America.

At this time, the Company has a confidentiality Agreement with Simons Property Group, the largest owner of shopping malls in the world, and is in discussions for 125 of their 180 mall properties. The Company has signed a beta test contract with General Growth Properties, the 2nd largest owner of mall properties, with over 160 malls.  The Company anticipates finalizing a Leasing contract in 2006.

In response to our recent proposal, the Company anticipates consummation of an agreement early summer with Cafaro Company, the owner of sixteen high-end malls in the northeast.  In addition, Urban Retail Properties, one of the top ten shopping center owners, has approached the Company, and is in the initial process of presenting a proposal to them. Houston, Texas based Macerich Mall group has told us they are ready to sign and implement a leasing contract for all their malls upon Skylyft successfully obtaining Advertising contracts.

Assuming the Company can sign with any one of these mall owners for 50 or more malls, our Projections for SkyBanr Mini-lift locations can be met.

The Plan

The Company will identify and secure the first 50-mall locations for the SkyBanr Mini-Lift systems and SkyMurl banners. Then, our Marketing Groups will use their nation-wide contacts with National Advertising Agencies and National companies with in-house advertising staff to participate in a targeted promotional free trial using one of the 3 SkyBanr mini-lift systems that are now installed in Newpark Mall, California to try the advertising space before they purchase it. Once they have completed their one-month free trial and the Company has proven to them that it is a viable media, our Marketing Groups will approach those National Advertisers to consummate the financial terms of a 50-mall advertising campaign contract. Upon negotiating 50% of the advertising campaign space, the Company will begin to negotiate and consummate the 50-mall leasing contracts. We will simultaneously prepare to install 3 Skylyft SkyBanr systems in each of the 50 malls and build an online database system in real time where our clients and sales staff can access all available Skylyft advertising space that is available to immediately book the space online. The database will prevent our advertisers and sales people from double booking any advertising spaces. We will use the revenues from the first 50-Mall program to install SkyBanr systems and advance into the next 50-mall program by continuing to negotiate advertising contracts and installing SkyBanr systems.

Marketing Agreements

Marketing agreements will be put in place with five national sales organizations for the marketing of Skylyft products. The combined areas of expertise and geographic locations will enhance Skylyft’s presence in advertising. The Company has chosen this group of sales professionals with their established clientele representing various “target markets” as a means of reducing risk of having dependency on only one key sales organization.  These organizations will be responsible for achievement of contractual sales quotas in their respective markets and will work closely with the Vice President of Sales & Marketing in the Executive Offices in Burbank, California.

Y2

Y2 Marketing is one of the nation's largest and fastest growing marketing services agencies. The business began in 1994 with partners Richard Harshaw and Edward Earle, and was formerly known as Marketing Strategies Inc. From 1994 to 1998, the company worked with over 9,000 different businesses in over 350 different industries through seminars, workshops, one-on-one consulting, and individual consultations. The results were increases in sales and profits for clients by millions of dollars.

Y2 Marketing is currently established as a National Marketing Fulfillment Agency with the support of over 500 Master Consulting Agents skilled at implementing the MYM System.  Skylyft will be retaining Y2 to develop target marketing programs in order to acquire Advertising Contracts with many local and National Advertisers.

RMG II

RMG II is a Los Angeles, California based Sales, Marketing, Advertising, Media, Post Production and Technology Company with offices in Richmond, Virginia, New Jersey, and Texas. RMG will lead and work with Edward International, The Entertainment Network, Rasheed & Associates, and Atlantic Media Productions to enhance and promote Skylyft.  Utilizing innovative concepts, RMG II’s main focus for Skylyft will be the facilitation of current market opportunities in advertising placement for malls, sport arenas, cinema, theatres, college, schools and any Multi-chain retail outlets such as Wal-Mart, Target, Rite Aid and Theme Parks.

Phyllis Roberson, President of RMG II, has 30 years of experience as a consultant and producer for contracts with NBC, FOX, UPN Networks, as well as providing advice in the Sales & Marketing of films and television. Phyllis has also provided international product identification consultancy services in South Africa, Russia, Europe, Africa and India. RMG II has experience in retail and wholesale distribution for corporations such as Revlon, Maybelin, Ultra Sheen, Johnson & Johnson, Conair, Bristol Myers/Clairol, Dark and Lovely Haircare, Sara Lee, and in the publishing industry, both Ebony and Jet Magazines.

RMG II will work closely with Joe Edwards, CEO of Edward International Sales, on a contractual basis for national advertising coverage with major retailers. Joe Edwards has a 25 year history with Walmart, K-Mart, Target, Dillard Department stores, RiteAid and about 25 other wholesalers with combined distribution of 20,000 outlets. Edwards employs over 35 people throughout the country.

RMG II will work with The Entertainment Network, which can be characterized as an aggressive management firm with heavy emphasis in the entertainment industry, film, television, and special event marketing and production.  Lucrative and high visibility opportunities include layout, complete ad campaign, ad placements, and production on electronic ads and Post Production.

RMG II will also work with Fred Rasheed of Rasheed & Associates, a consulting firm, which promotes Investment opportunities. Fred worked 25 years with NAACP as Executive Director of Operations for Corporate America generating $20 million annually. Current clients include AT&T, Toyota, Denny’s, Food Lion Stores, Coke, Pepsi, Carl Jr., MCI, Quaker Oats, Cook, Budweiser, Microsoft, General Motors, United Airlines, Sony, US Air, and a portfolio of over 100 Fortune 500 companies.

RMG II will also work with Franklin Harvey Jr., of Atlantic Media Productions.  Franklin was formerly a Program Manager with Warner Brothers Television responsible for the production of television specials, documentaries, 30 and 60 seconds commercials, and up to 2-hour films. Franklin’s special knowledge in marketing and sales, special events and advertisement placement opportunities in malls, airports, and street sign promotions and Signage, will enhance RMG II support of Skylyft.

The Joe Starr Group of Las Vegas, Nevada, is a National Sales and Marketing Agency with offices in Las Vegas. Its market expertise is with Trade Shows, Convention Centres, Sports Arenas; Automotive Dealerships and Public Buildings. Its recent focus has been on shopping malls and auto dealerships.

In addition, the Salem Group of Vancouver, Canada, will be responsible for the Sales & Marketing of our products and services in the United Arab Emirates and they have started a preliminary introduction of the product into the market place and will be negotiating a contract with the government of the United Arab Emirates.

The Burges Group of Victoria, Australia, is in discussions with Skylyft for the Sales & Marketing of our products and services in Australia.

These Agencies will be responsible to our Vice President of Sales & Marketing, in the Executive Offices in Burbank, California.

Equity/Capital Resources

The Company has financed its three-year research and development from capital furnished to the Company by the President, resulting from the revenues he derived from murals designed for the homes and offices of wealthy corporations and individuals. These funds have been substantially expended and we will be dependent upon capital to continue our operations, in the short-term, from proceeds from our previous Private Placement Offering.  Thereafter, we will be dependent upon revenues from the leasing and advertising of the banners to owners of shopping malls, theatres and other high ceiling venue facilities.  There can be no assurance that such revenues will be realized in a timely manner to permit us to continue operations, unless we can generate capital from additional borrowing until proceeds from this equity offering are realized.

Competition

Due to competition from large competitors, we may face difficulties in successfully marketing our products. Further, consumers and/ or advertisers may be unwilling to purchase our products in indoor venues and rely on traditional outdoor mediums. (see Risk Factors)

 The Company believes our Proprietary SkyBanr Mini-Lift™ robotic technology and its history of the use of state-of-the-art digital Grand Format advertising printing makes the Company a market leader in competing with existing manual hoisting of advertising banners for the unused ceiling air space through our 20-year history of developing high quality, beautiful and elegant graphics and innovative design.  Consequently, the focus is on the indoor billboard market and the ability to capture a large portion of this market by being the first to offer the SkyBanr Mini-lift system to a wide range of significant advertising companies to secure the competitive advantage. Further the second generation products and services should provide innovative and timely solutions to the current technology of banner advertising, although the Company cannot predict how the market will react to its introduction of the SkyBanr Mini-Lift Hoist and “Second Generation” products.

SkyBanr Mini-Lift’s 45 Second Remote Control Hoisting vs. Conventional Manual

The Company’s competitors are currently using a cumbersome, labor intensive and expensive technology to produce and lift a 16’ x 10’ Box with the advertising banner stretched over a 1,500 pound metal or wooden frame by using archaic scaffolding or scissor lifts.  The leaders utilizing this methodology (historically used for outdoor billboards) are Clear Channel Communications, the largest radio media in America, and the Patterson Media Group in Canada.  They are jokingly referred as the “Death Box” because mall customers have been found to avoid the entrances where a 1,500-pound box is hanging by wires overhead.

Industry and Customers

The Magnitude of Billboard/Advertising Revenues/Shopping Mall Statistics

According to research on the International Council of Shopping Centres (icsc.org), the North American billboard market is currently an annual $20 billion dollar industry.  Leaseable square footage of shopping centers and malls in Canada and United States is 546,000,000 square feet, and 1,774,303,136 square feet, respectively. There are 1,200 Super Malls in the United States, which equates to the above square footage.  In the year 2004, the number of adults shopping per month was 196.6 million, or just over 2 billion per year. In 2003, shopping centres accounted for $1.14 trillion dollars in consumer spending, representing 51% of total retail sales in the US, excluding sales by automotive dealers. Visual exposure with banner advertising in the future will become a significant and a profitable industry.

An April 18th, 2002 article by the International Council of Shopping Centres, clearly demonstrates a remarkable recovery in the wake of the September 11 attacks. Developers and retailers are predicting the strongest year ever in the marketplace.  During February and March 2003, sales increased more than 6% over the comparable period in the previous year.

Skylyft estimates that there is a market potential for one double-sided SkyBanr Mini-lift for each 100,000 square feet of mall space. The current banner (10' by 20') advertising rate for one side in US is $2,500 to $10,000 per month with a minimum 3-month contract, plus production costs of the banner.

As a direct result of the decision to move to digital technology, the SkyBanr Mini-Lift™ System was developed for the purpose of efficiently handling the new, large-format prints, which create a dramatic and revolutionary advertising media.

Potential Markets

The targeted markets are venues with high ceilings. The venues include the following:

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Shopping malls;

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Airports;

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Trade and Convention centers;

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Movie theatres;

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Live theatres;

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Automotive dealerships;

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Clubs and bars;

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Sporting arenas;

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Chain stores;

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Hotels;

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Train stations

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Public libraries

The Company is currently in negotiations and/ or has reasons to anticipate agreements with many of these companies within the near future:

Big Box Stores: Target, Wal-Mart, Costco, Future Shop, Superstore, Virgin and Best Buy

Public Venues: Vancouver Public Library

Chain Stores: Macy’s, Nordstrom’s, Robinson May and The Bay

Theatres: AMC, Century, Edwards, Regal, United Artists, Muvico Theatres, Signature Theatres, Galaxy Cinemas, Harkins Theatres

Film Distributors: Sony, Universal, Buena Vista Pictures, Paramount, MGM and Disney

Advertising Agencies: Y 2 Marketing, RMG II, Edwards International, Entertainment Network, Rasheed & Associates, Mid -Atlantic Advertising Agency, Delta Sales Force and the Joe Starr Group

National Advertisers: Polo, Sean John, Victoria’s Secrets, RocaWear, Gap, Sunglass Hut, Zales, Frito-Lay, Microsoft, Levi Strauss & Co., Sony, Labatts, Miller, Coors, Express Group, Revlon, Pepsi, Coke,

Shopping Malls: Simon Property Group, General Growth Properties, Cafaro Company, Urban Retail Properties, Metrotown Property Management, CBL Properties, Richmond Centre, Westfield, Macerich company.

Automotive Distributors: Ford, GMC, Mercedes, BMW

Airports: Las Vegas, Oakland, Utah City, Chicago, Vancouver, Houston, San Francisco, New York (JFK)

Patents, Trademarks, License, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration

The SkyBanr Mini-Lift system patent is pending in United States and Canada. It also has a Patent co-operation Treaty application for the European Patent rights with a priority filing date as of November 9, 1999.

Government Approval and Regulation of Industry

The Company will be subject to various federal, state and local laws affecting its manufacturing and sales business. The Federal Trade Commission and equivalent state agencies regulate advertising and representations made by businesses in the sale of their products, which may apply to us.  We will also be subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.

Research and Development

Research and Development Costs -- Expenditures for research activities relating to product development and improvement are charged to expense as incurred. Such expenditures amounted to $10,000 in 2003 for the issuance of 10,000,000 shares of common stock at par value of $.001. (See Note-G of the Note of Financial Statements)

Workforce

We currently have five director/ executive officers, and four significant employees. (See Item 5)

Code of Ethics

The Company has adopted a "Code of Ethics for Directors, Officers and Employees" that applies to all employees, including our executive officers. A copy of our Code of Ethics for Directors, Officers and Employees will be filed with the Securities and Exchange Commission as Exhibit 14.1 to this Registration Statement.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments having an original maturity of 90 days or less that are readily convertible into cash have been included in, and are a significant portion of, the cash and cash equivalents balances.

Revenue Recognition

Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. In instances where products are configured to customer requirements, revenue is recorded upon the successful completion of the Company’s final test procedures.

Income Taxes

The Company accounts for income taxes using the asset and liability method described in SFAS No. 109, “Accounting For Income Taxes”, the objective of which is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting and the tax basis of the Company’s assets and liabilities at the enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Loss per Share

The computation of loss per share is based on the weighted average number of common shares outstanding during the period presented. Diluted loss per common share is the same as basic loss per common share as there are no potentially dilutive securities outstanding (options and warrants).

Intangible and Long-Lived Assets

Property and equipment are stated at cost and are depreciated principally on methods and at rates designed to amortize their costs over their estimated useful lives.

The estimated service lives of property and equipment are principally as follows:

Furniture and fixtures

5- 10 years

Computer equipment

3- 5 years

Computer software

2- 7 years

Intangible Asset: Patents and intellect costs are amortized over a straight-line method for forty years, the legal life of the patent. (See Note-F on the Note of Financial Statements)

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized.

Risks and Uncertainties

 An investment in Skylyft Media Network, Inc. involves a high degree of risk.  Prospective investors should carefully consider all of the information contained in this form and, in particular, the following factors which could adversely affect the operations and prospects of the Company, before making a decision to invest in our company.

Risks Relating to the Company’s Stage Development

The Company Is A Start-Up Business Subject To All Of The Risks Associated With Limited Business Operations.

The Company’s prospective operations are subject to all the risks inherent in an establishment of a new business enterprise due to inadequate working capital and the absence of a significant operating history.  The Company currently has no financial commitments and do not have sufficient resources to fund our initial operations.  The Company will be dependent on the proceeds from the issuance of shares pursuant to a private placement to operate our business.  The successful transition from a small, Start-up Company to profitable operations is dependent upon adequate financing to fund the implementation of our business plan.  The Company cannot assure the investors that such financing could be obtained on terms favorable to the Company or even at all. The Company will continue to seek funds in the form of additional debt or equity financing from third-party sources and our existing stockholders. The likelihood of success must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business.  Thus, the Company must complete all necessary tasks to start and maintain a business in this market, which we wish to enter.  Even if the revenues are generated, the Company cannot assure that it will realize profitable operations from the conduct of business at any time.  This form is based on the management's plans and forecasts.  However, the Company cannot assure that it will succeed in the anticipated operation of our business plan.  If the proposed plans prove to be unsuccessful, investors may lose their entire investment.  Further, even with proper financing, it cannot assure that our operations will be profitable or produce positive cash flow.

The Company Is Not Currently Profitable And Anticipate Future Losses.

Currently, the Company incurs monthly expenses of approximately $9,800. The Company’s ability to sustain operations is dependent upon its ability to obtain additional funding from potential investors.   Currently, the Company has not sold any products and has no revenue.  We cannot be certain that we will obtain enough customer traffic or high volumes of purchases to generate sufficient revenues to achieve profitability.  We expect operating losses and negative cash flow to continue for the foreseeable future. The Company anticipates our losses will increase from current levels because it expects to incur additional costs and expenses related to:

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marketing and other promotional activities;

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the continued development of our Web site data base, the systems we use to manage the advertising space and also for the customer orders and payments for our media network;

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the expansion of our SkyBanr Mini-Lift Systems throughout Venues in North America;

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development of relationships with strategic business partners;

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providing our customers with advertising below our actual costs to attract customers; and

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increasing our general and administrative functions to support our growing operations.

The Company’s ability to become profitable depends on our ability to generate and sustain net revenues while keeping expenses at reasonable levels. If the Company achieves profitability, it cannot be certain that it would be able to sustain or increase profitability on a quarter or annual basis in the future.

The Company May Not Raise Sufficient Proceeds For Operations And Early Stage Investors May Be Subject To A Higher Risk Of Losing Their Investment.

There is no assurance that we will be able to raise any funds through debt or equity financing.  If we fail to raise the funds, we may be adversely impacted and unable to fulfill our business plan.  Furthermore, investors who purchase securities in an early stage of the business development process may be subject to an even greater risk of losing their entire investment.

The Company’s Financial Forecasts Are Subject To Numerous Limitations And Should Be Studied Carefully.

The financial forecasts included herein are based on certain assumptions, some of which will not materialize. Further, unanticipated events may occur that could affect the actual results achieved during the forecast period.  Consequently, the actual results of operations during the forecast period will vary from the financial forecast and such variations may be material.  In addition, prospective investors should understand that the degree of uncertainty increases with each successive year presented.

The Company May Be Unable To Obtain Additional Funding On Satisfactory Terms.

The Company requires substantial working capital to fund our business.  Since our inception, we will be raising funds which will be applied toward legal, accounting, sales and marketing, outside consulting, website development and maintenance and other operating expenses which we will incur. The Company will experience a negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. The Company currently anticipates that the net proceeds of its previous offering, together with our available funds, if any, will be sufficient to meet our anticipated needs for working capital and capital expenditures through, at least, the next 12 months. The Company may need to raise additional funds prior to the expiration of this period.  The Company cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

If the Company raises additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of its common stock and the stockholders may experience additional dilution. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that restrict our flexibility. These covenants will likely include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants could negatively impact our business and financial performance.

The Company’s Additional Financing Requirements Could Result In Dilution To Existing Stockholders.

The additional financings, which the Company will require, may in the future be obtained through one or more transactions, which will effectively dilute the ownership interests of stockholders.  The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations, which may be convertible into any one or more classes or series of ownership interests.  The Company is authorized to issue 65,000,000 shares of common stock and 10,000,000 shares of preferred stock.  Such securities may be issued without the approval or other consent of the Company’s stockholders.

Printing And Manufacturing Centers From Where The Company Intends To Ship Our SkyMurls Will Be Limited.

Immediately after our commercial launch of the SKYLYFT advertising business, the Company intends to ship substantially all of our SkyMurl products from our printing center in Southern California. Our success will depend on our ability to increase our gross margins by utilizing these printing and manufacturing centers and additional centers throughout the United States to accommodate increases in customer demand, reduce our shipping costs and times to the SkyBanr sites, and increase our gross margins.  If the Company is unable to maintain the printing and manufacturing centers or to make alternative arrangements, we may lose our customers to competitors, and our business and financial performances would be harmed.

Risks Relating to Intellectual Property and Government Regulation

The Company May Not Be Able To Withstand Challenges To Its Intellectual Property Rights, Such As Patents, Should Contests Be Initiated In Court Or At The U.S Patent and Trademark Office.

The Company relies on its intellectual property, including its applied for patents, as the foundation of its business.  The intellectual property rights of the Company may come under challenge, and no assurances can be given that, even though issued, the Company’s potential future patents will survive claims commencing in the court system alleging invalidity or infringement on other patents. The viability of the Company’s business would suffer if such patent protection were limited or eliminated. Moreover, the costs associated with defending or settling intellectual property claims would likely have a material and adverse effect on the Company.

The Company May Need To Change The Manner In Which We Conduct Our Business If Government Regulation Of Electronic Commerce Increases.

The adoption or modification of laws or regulations relating to the Internet could harm the manner in which the Company intends to conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the U.S. and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. While the U.S. Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and other matters and the European Union has enacted its own privacy regulations, the laws regarding Internet remain largely unsettled, even in areas where there has been some legislative action.  It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet.

Risks Relating to Competition

The Company May Not Be Able To Compete Successfully Against Large Competitors.

The Company is faced with competitors from hundreds of major advertising and marketing companies and thousands of smaller companies, as well as established Fortune 1000 companies with their own advertising and marketing departments or subdivisions that spend billions of dollars annually in marketing and advertising.  One of our major competitors has $300,000,000 in annual revenues, $51,000,000 in profits, and over 250 experienced personnel.  Their clientele includes the major industries that are our targeted markets with offices in San Francisco, London, New York, Washington, D.C. and Singapore. These competitors are well established. They have experienced management, substantial capital, and many are publicly traded companies with a history of profitable operations. Thus, the Company anticipates that we may not be able to compete effectively.

Consumers May Be Unwilling to Purchase SkyMurl Products in Indoor Venues and Rely on Buying Traditional Outdoor Mediums.

The Company believes that our ability to compete successfully in this business will depend significantly on our ability to attract customers.  The SkyBanr Min-lift System literally creates advertising revenues from unused ceiling space capacity, which are hard to access and easy to view. Such areas include spaces over escalators and at the top of the stairs in retail malls and other high-ceiling venues including airports, convention centers, movie theatres, sporting arenas and other public venues

Advertisers and Ad Agencies May Not Choose To Buy Indoor SkyMurls.

The Company believes that the principal factors affecting competition in the advertising industry are name recognition and the ability to develop effective marketing programs and customer service that will appeal to consumers.  Thus, the Company anticipates devoting a significant portion of our resources to building name recognition and other sales and marketing activities. The Company may incur significantly higher and more sustained advertising and promotional expenditures than it currently anticipate by attracting National Advertisers to our Indoor Point-of-Purchase Billboard Network. Further, the Company may also be able to convert those advertisers into purchasing customers.  However, the Company may not be able to attract a large number of potential advertisers who exclusively purchase traditional media such as television, newspaper and outdoor billboards. As a result, the Company may not be able to achieve our projections or profitability, and even if we are successful at attracting indoor customers. The Company expects that it will take several years to build a critical mass of these customers. Specific factors that could prevent widespread customer acceptance of our indoor solution include:

•

unfamiliarity with purchasing indoor media as compared to purchasing outdoor, TV, Newspaper media.

•

pricing that does not meet customer expectations of finding the lowest price;

•

customer concerns about buying products without first seeing them in person or physically handling them;

•

lack of consumer awareness of our indoor media solutions;

•

inability to differentiate our indoor media from those of our competitors;

•

customer concerns about the look of there advertising indoors;

•

product damage from shipping, delayed shipments, or shipments of wrong advertising, resulting in a failure to establish customers' trust in buying SkyMurl advertising.

Risks Relating to the Company’s Reliance on Third Parties

The Company Depends On Its Executive Officers And Key Personnel To Implement Its Business Strategy And Could Be Harmed By The Loss Of Their Services.

Richard Yanke is the current Chief Executive Officer, Secretary and Chief Financial Officer of the Company.  The Company believes that our growth and future success will depend significantly upon the skills of Mr. Yanke and the ability to attract a skilled management team. The competition for qualified personnel in the advertising industry is intense, and the loss of our key personnel or an inability to attract, retain and motivate key personnel could adversely affect our business. The Company cannot assure that we will be able to retain our existing key personnel or to attract additional qualified personnel.  If the Company do not succeed in attracting new personnel or retaining and motivating our current personnel, our business and financial performance could be harmed.

 Future Management Team May Be New To The Company, The Advertising Industry, Or Online Advertising Database Businesses.

After the launch of the 50-Mall program, the Company anticipates significant growth in our management team.  There is a risk that many members of our new senior management team will not have prior experience in the advertising industry or online businesses. The Company’s business could be materially and adversely affected if the integration of its management team into the company is not successful. The Company expects that it will take time for the new management team to integrate into the company and it is too early to predict whether this integration will be successful.

General Risks Relating to the Company’s Business

The Company May Have Difficulty Managing Our Growth.

After the commercial launch of the 50-mall program and online advertising database businesses, the Company expects to experience significant growth in the number of our employees, customers and the scope of our operations, which could place strains on our management and operations.  The Company’s ability to manage this growth will depend upon our ability to attract, hire and retain additional management personnel and skilled employees.  The Company’s success will also depend on the ability of its officers and key employees to continue to implement and improve its operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage its employees.  If the Company cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of its strategy may not be successful.

The Company’s Failure To Build And Manage Its Sales Force Or Market And Distribute Our Products Effectively Will Hurt Its Revenues And Profits.

The Company is just beginning to establish our sales and marketing team.  As of the date of this form, the Company has not commenced a commercial launch of its SkyBanr systems and has one direct sales associate to sell our advertising SkyMurls in the U.S.  The Company must expand its sales team over the next 12 months to achieve our projected market share and revenue growth goals.  There are risks involved in building and managing its sales force and marketing our products, including the risk that the Company will not be able to hire a sufficient number of qualified sales people or marketing groups with the proper skills and knowledge to market its 50-mall program, lease programs and printing products effectively.

The Company May Fail To Successfully Implement The Systems That Process Customers' Orders From Its Online Advertising Database.

The Company anticipates obtaining most of our orders through direct sales.  Upon commercial launch of its 50-mall program, it will be dependent upon our website to process customers’ orders.  If the Website fails to accommodate for expected traffic, the Company may lose customers and reduce our net sales.  Furthermore, if the computer systems, which the Company intends to use for processing customer orders and payments, are not able to process the expected volume of orders, it may not be able to successfully deliver the products.  As a result, the Company could lose customers and our net sales could be reduced.

The Company Face The Risk Of Systems Interruptions And Capacity Constraints On Its Web Site Database.

The satisfactory performance, reliability, and availability of our Web site advertising database, transaction processing systems and network infrastructure are critical to the Company’s reputation and its ability to attract and retain customers and to maintain adequate customer service levels. Any future system interruptions that result in the unavailability of our Web site or reduced order fulfillment performance could result in negative publicity, decrease in the volume of goods sold and attractiveness of our Web site, and could negatively affect our revenues.  After commercial launch of the 50-mall program, the Company may experience temporary system interruptions for a variety of reasons in the future, including power failures, software bugs and an overwhelming number of visitors trying to reach our Web site during sales or other promotions.  Because some of the reasons for a systems interruption may be outside of our control, the Company may not be able to correct a problem in a timely manner, if at all.

Any inability to scale the systems for substantial customer traffic growth may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, or delays in reporting accurate financial information.  If the Company is unable to project the rate or timing of increases, if any, in the use of the Web site accurately or in a timely manner, the Company may not be able to effectively upgrade and expand our transaction-processing systems to respond to increased usage.

The Company May Not Be Able to Respond to Rapid Technological Changes.

To remain competitive, the Company must launch our 50-mall program and continue to install and improve the functions and features of our SkyBanr System.  The advertising, electronic technology and online commerce industry are rapidly changing.  If competitors introduce new services and enhancements embodying new technologies, or if new industry standards and practices emerge, the Company may be required to make capital expenditures to prevent our existing advertising network from becoming functionally obsolete.  For example, the Company may be required to upgrade systems that we use to process customers' orders and payments if new industry standards emerge.  There is no assurance that the Company will have sufficient funds at such time to make such capital expenditures.  If the Company does have sufficient funds, there is no assurance that it will be able to use new technologies effectively.

The Company’s Facilities And Systems Are Vulnerable To Natural Disasters And Other Unexpected Problems.

After commercial launch of our 50-mall program and Online Advertising Database Businesses, the Company intends to house all of the computer and communications hardware systems at the principal executive offices and, the inventory of Skylyft products at warehouses in Southern California.  The occurrence of an earthquake, other natural disaster, or unanticipated problems at our facilities in Southern California could cause interruptions or delays in our business, loss of data, or render the Company unable to accept and fulfill customer orders.  Any such interruptions or delays at any of these facilities would reduce our net revenues. In addition, the systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company has no formal disaster recovery plan and the business interruption insurance may not adequately compensate us for potential losses. In addition, the third-party facility’s failure to provide the required data communications capacity, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in the service. The occurrence of any or all of these events could impair the Company’s reputation, brand name, and business.

The Company May Not Be Able To Deliver Various Services If Third Parties Fail to Provide Reliable Services To Us.

The Company anticipates relying upon third-party suppliers, manufactures and carriers for certain product fulfillment and shipments.  Therefore, the Company will be subject to the risks, including employee strikes and inclement weather, associated with our carriers' ability to meet our fulfillment and shipping needs. In addition, failure to deliver products to our customers in a timely and courteous manner would harm the Company’s reputation and brand name.

The Company will be dependent on various third parties for sales, marketing, production and related services.  For example, the Company intends to rely on third parties to manufacture, deliver and install the SkyBanr systems in malls.  In turn, these third parties may be dependent on reliable delivery of services from others.  As a result, our ability to deliver various services to our users may be adversely affected by the failure of these third parties to provide reliable sales, marketing, production and related services to the Company.

The Company May Be Subject To Liability For The Internet Content We Publish.

The Company intends to publish online content on our website in connection with developing an online advertising database network. As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes.  Liability, particularly if not covered by the Company’s insurance policy or in excess of insurance coverage, could damage the reputation and business.

The Imposition Of Sales, Use, Or Similar Taxes Could Harm The Company’s Business.

Upon commercial launch of our 50-mall program, the Company does not intend to collect sales, use or similar taxes in respect to goods sold by the Company through its website, except from purchasers located in California.  One or more states or foreign countries, or the federal government may, however, seek to impose sales, use or similar tax collection obligations on out-of-jurisdiction companies, which engage in or facilitate online commerce.  There can be no guarantee that a jurisdiction would not seek to impose a sales, use or similar tax based on that relationship, or that if asserted by a jurisdiction, that the Company would be successful in any challenge to such assertion. A successful assertion by one or more of states, local jurisdictions, or any foreign country that we should collect sales, use, or similar taxes on the sale of merchandise could harm the Company’s business.

A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet.  In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a three-year period, ending on October 1, 2001. This tax moratorium was subsequently extended to November 1, 2003.  This tax moratorium does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes that are due, if any, under existing tax rules.  In addition, a number of trade groups and government entities have publicly stated their objections to this tax moratorium and have argued for its repeal. The Federal Advisory Commission on Electronic Commerce is in the process of evaluating these issues.  There can be no assurance that future laws will not impose taxes or other regulations on Internet commerce, or that the moratorium will be renewed when it expires.  The occurrence of any of these events could substantially impair the growth of electronic commerce.

The Success Of The Company’s Online Advertising Database Business Will Depend On The Continued Viability Of The Infrastructure Of The Internet.

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and traffic.  The Company’s success will depend upon the development and maintenance of the Internet's infrastructure to manage this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high-speed modems for providing reliable Internet access and services.

The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on the Web site.  It is unlikely that phone orders could compensate for the level of orders lost in these circumstances. Further, the Internet could lose favor due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation.  In addition, the adoption of new standards or government regulation may require the Company to incur substantial compliance costs.

The Company’s Net Revenues Could Decrease If Our Online Security Measures Fail.

The Company intends to rely on security and authentication technology that the Company license from third parties to provide security for information transmitted through our website.  If the security measures the Company intends to use to protect their personal information, such as credit card numbers, is ineffective, the Company may become subject to claims for unauthorized purchases with credit card information, impersonation, fraud, or other misuse of personal information, such as for unauthorized marketing purposes. As a result, the business, financial condition and revenues could be materially and adversely affected.

The servers may be vulnerable to computer viruses, physical or electronic break-ins, and other disruptions.  The Company intends to rely on technology provided by third parties to protect the security of the servers.  The Company may be required to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches.  There is no assurance that such third party technology will be effective or that breaches can be fully prevented.  Security breaches may have a material and adverse effect on our business, financial operations and condition.

The Company Could Have Significant Fluctuations In Our Operating Results.

After commercial launch of our 50-mall program and online businesses, the Company expects our results of operations to fluctuate significantly from quarter to quarter, depending upon numerous factors, including:

•

demand for the advertising and printing products;

•

changes in the pricing policies or those of the competitors;

•

increases in the costs for maintaining an advertising database site;

•

the number, timing and significance of product enhancements and new product announcements by the Company, its competitors and suppliers;

•

the Company’s ability to introduce and market new and enhanced versions of advertising products on a timely basis considering; and

•

product quality problems; personnel changes; and changes in the business strategy.

Limitations On Director Liability May Discourage Stockholders From Bringing Suit Against A Director.

The Company intends to amend its certificate of incorporation to provide, as permitted by governing Delaware law, that a director shall not be personally liable to the Company or the stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on its behalf against a director. In addition, the certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law.

The Company May Incur Liabilities That Are Not Covered By Insurance.

The Company plans to maintain comprehensive liability and property insurance at customary levels.  The Company will also evaluate the availability and cost of business interruption insurance.  There is no assurance that the Company will not incur uninsured liabilities and losses as a result of the conduct of its business.   If uninsured losses occur, we may be materially and adversely affected and the stockholders could suffer the loss of their entire investment.

Risks Relating To Company’s Common Stock

There Is No Public Market For The Company’s Securities And No Assurances Can Be Given That One Will Ever Develop.

The Company is a private company.  Without registration, there is only a limited ability of a security holder to sell their securities, as those transfers or sales would be made privately.  Therefore, an investment in the Units should be considered as totally illiquid, and investors are cautioned that may not be able to liquidate their investment readily or at all when the need or desire to sell arises.

When And If The Company Becomes A Public Company, The Company Faces Risks Related To Compliance With Corporate Governance Laws And Financial Reporting Standards.

The Sarbanes-Oxley Act of 2002, as well as related new rules and regulations implemented by the Securities and Exchange Commission and the Public Company Accounting Oversight Board, require changes in the corporate governance practices and financial reporting standards for public companies.  These new laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting (“Section 404”), will materially increase the Company’s legal and financial compliance costs and made some activities more time-consuming and more burdensome.  Starting in 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require that the Company’s management assess the Company’s internal control over financial reporting annually and include a report on its assessment in its annual report filed with the SEC. The Company’s independent registered public accounting firm is required to audit both the design and operating effectiveness of its internal controls and management’s assessment of the design and the operating effectiveness of its internal controls.  There exist material weaknesses and deficiencies at this time in the Company’s internal controls.  These weaknesses and deficiencies could have a material adverse effect on the Company’s business and operations.

The Company’s Ability To Pay Dividends On Its Common Stock May Be Limited.

Under Delaware law, the Company may only pay the dividends on the Common Stock from certain lawful sources of accounts, including stockholders' equity, or if none, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.  The Company cannot assure you that we will, lawfully, be able to pay the dividends when the dividend on the Common Stock is declared, or thereafter.

Delaware Law Has Anti-Takeover Provisions That Could Delay Or Prevent Actual And Potential Changes In Control, Even If They Would Benefit Stockholders.

The Company’s certificate of incorporation includes certain provisions, which are intended to protect the stockholders by rendering it more difficult for a person or persons to obtain control of us without cooperation of our management. Further, we are subject to Section 203 of the Delaware General Corporation Law, which prohibits a business combination between a corporation and an "interested stockholder" within three years of the stockholder becoming an interested stockholder, except in limited circumstances.

There Will Be A Continuation of Management Control.

The Company’s present officers, directors and principal stockholders own a majority of the Company’s outstanding common stock.  Such persons will still own a majority of the outstanding voting stock.  Therefore, the Company’s present management and principal stockholders will continue to be able to elect a majority of the directors and otherwise exert control over the Company, and the investors in the Offering will have very limited ability to remove, control or direct such management.  See “Principal Stockholders”.

Our Common Stock Will Be Subject To The "Penny Stock" Rules Of The SEC And The Trading Market In Our Securities Will Be Limited, Which Makes Transactions In Our Stock Cumbersome And May Reduce The Value Of An Investment In Our Stock.

The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 require:

•

that a broker or dealer approve a person's account for transactions in penny stocks; and

•

the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•

obtain financial information and investment experience objectives of the person; and

•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•

sets forth the basis on which the broker or dealer made the suitability determination; and

•

that the broker or dealer received a signed, written agreement from the investor prior to the  transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Revenues

Revenue for the 9 months ended September 30, 2006 and September 30, 2005 were $ 69,552 and $ 0, respectively. Revenues for the twelve months ended December 31, 2005 and December 31, 2004 were both $ 0.

General and Administrative Expenses

General and administrative expenses for the 9 months ended September 30, 2006 and September 30, 2005 were $ 253,283 and $ 119,462, respectively. General and administrative expenses for the twelve months ended December 31, 2005 and December 31, 2004 were approximately $ 165,457 and $ 158,798, respectively.

Advertising costs are expensed as incurred. Advertising expense totaled $ 523 and $ 0 for the September months ended September 30, 2006 and 2005, respectively, and $ 0 and $ 2,240 for the years ended December 31, 2005 and 2004, respectively.

Other Income/Loss

Other income (loss) for the nine months ended September 30, 2006 and September 30, 2005 were $1,366 and $ 0, respectively. Other income (loss) for the twelve months ended December 31, 2005 and December 31, 2004 were approximately $ 0 and $ 0, respectively.

Net Loss

Net loss for the nine months ended September 30, 2006 and September 30, 2005 were $ (303,831) and $(234,398), respectively. Net loss for the twelve months ended December 31, 2005 and December 31, 2004 was approximately $ (318,704) and $ (305,554), respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R ‘Share Based Payment,” a revision of SFAS 123, “Accounting for Stock Based Compensation.” This standard requires the Company to measure the cost of employee services received in exchange for equity awards based on grant date fair value of the awards. The Company has adopted SFAS 123R effective January 1, 2006. The standard provides for a prospective application. Under this method, the Company will begin recognizing compensation cost for equity based compensation for all new or modified grants after the date of adoption. At December 21, 2006, the Company had no options outstanding.

Liquidity and Capital Resources

In the third quarter ended September 30, 2006, we had cash and cash equivalents of $94,234. In the year ended December 31, 2005, we had cash and cash equivalents of $ 14,403.

Our operating activities used $ 196,808 and $ 94,234 in 9 months ended September 30, 2006 and September 30, 2005, respectively. Our operating activities used $ 146,157 and $ 121,252 in years ended December 31, 2005 and 2004, respectively. Changes in accounts payable and accrued expenses increased from $ 7,997 in 2005 to $ 10,765 in September 30, 2006.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders.

ITEM 3. DESCRIPTION OF PROPERTY.

Our executive offices are located at 100 East Verdugo, Burbank, California 91502 and 275 South 3rd Street, Suite 117, Burbank, California 91502.  The monthly lease is $2,493 and $2,115, respectively, and is paid by the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

 The table below lists all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group, as of December 21, 2006.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common	Richard Yanke	13,500,000	53%
Common	Larry Shamhart	2,000	7.8%

________________________________

    Note: Based on 25,366,495  common shares outstanding as of December 21, 2006.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name	Age	Position

Richard D. S. Yanke	46	President, CEO, Secretary, and Director
Anthony Sharpless	44	Chief Financial Officer
Damien A. Aranche	37	Vice President Sales and Marketing
Jim Ryan	59	Vice President Marketing and Investor Relations
Gary E. Tynan	54	International Marketing Consultant
Stuart A. Moir	43	Canadian Counsel
Ralph E. Harrison II	33	Unites States Counsel
Dennis M. Absher	58	Marketing & Strategic Planning Consultant
Larry Shamhart	48	Director

 (a) Directors and Executive Officers

Richard D.S. Yanke

Mr. Yanke is the Founder, President, C.E.O, Director, and the Inventor of the SkyBanr Mini-Lift system with 26 years of experience in the industry. He is a 4th generation decorative and advertising artist and interior designer with an Inter-Provincial Certificate from the Saskatchewan Technical Institute. Mr. Yanke has also been awarded the instructors award in the subject. He has worked closely with high profile clients such as Disney, NBC Studios and Sony in designing and producing projects.  Mr. Yanke is also the founder of Image 79 Studios, a company found in 1979 that has provided grand format printing services in Canada and the United States for the last 7 years. Image 79 Studios was among the first companies in North America to offer grand format digital printing. Prior to the advent of grand format digital imaging, Image 79 Studios offered traditional grand format imaging services and employed up to 50 artisans.  In April of 2002, 2003, 2004, and 2005, President Bush appointed Mr. Yanke to the National Business Advisory Counsel for Small and Medium Business and Honorary Chairman to represent California, and received the National Leadership Award and Gold Medal. Mr.Yanke also received the Businessman of the Year award in 2005.

Tony Sharpless

Mr. Sharpless is the Chief Financial Officer. He earned a Bachelors of Science in Accounting from Pennsylvania State University on January of 1984. He was employed by Foothill Capital Corporation as the Vice President of the Term Loan Division and was responsible for originating, structuring, and closing asset-based term loans to small and middle market companies over the nation. The amounts of loans ranged from $500,000 to $10,000,000. Mr. Sharpless also worked for GE Capital Corporation as the Vice President of CAF/SBA. He was responsible for originating, structuring and closing loans and leases to small and middle market companies over the nation.  The loans ranged from $500,000 to $10,000,000 and were secured by machinery, equipment and real estate. The loans provided for purchase money and debt restructuring.

Damien A. Aranche

Mr. Aranche is the Vice President of Sales and Marketing. He has a Bachelor of Science in Business and Management from Rouen Graduate School and Management in France. He also received a graduate degree in international business from Ceoppead, Rio de Janeiro in Brazil. Mr. Aranche was the Marketing and Sales manager for Hexis, a French company that imports and distributes materials for the outdoor printing industry. Mr. Aranche managed the Hexis corporate head quarters in Los Angeles, California and was instrumental in establishing the French company’s presence in the United States and was responsible for increasing sales by 100% every year for over a 4 years period. Mr. Aranche is fluent in many languages as French, Spanish and Portuguese. Mr. Aranche also worked with the prestigious ELF oil firm from France and was responsible for all cost control and audit of one their largest projects in Germany.

Jim Ryan

Mr. Ryan is the VP of Marketing and Investor Relations. He is a 25-year veteran of Sales and Marketing whose experience both here and abroad has included both executive search and communication specialties. His experience in addition to the extensive contacts in the business and investment communities provide a valuable component of the team.

Garry E. Tynan

Mr. Tynan is the Sales and Marketing Consultant in Vancouver, BC, and he has over 20 years of Sales and Marketing experience in the Imaging and Printing business sectors with Xerox and Ricoh. He was also the area-marketing manager for Savin and increased its revenues substantially while he was in this position.  Since 1991, he served as the Vice President Western Operations for COLORIMAGE Canada.

Stuart A. Moir.

Mr, Moir is the Canadian Counsel. He has a Bachelor of Arts from Queen's University in Kingston (Honors in Economics) and a Bachelor of Law, LLB, from the University of British Columbia. Mr. Moir has been a business lawyer in Vancouver for the past 15 years and has operated a leasing company for the last 12 years.

Ralph E. Harrison II

Mr. Harrison is the Unites States Counsel for the company. He is a graduate of the Georgetown University Law Center in Washington, D.C., where he obtained his L.L.M. in Securities and Financial Regulations. He also interned for the Securities & Exchange Commission in the Mergers and Acquisitions department. He earned a J.D. and graduated cum laude from Thomas Jefferson School of Law in San Diego, California. Mr. Harrison is a member of the California State Bar. He holds a B.A., from Long Beach State University in Long Beach, California. He works with clients in the areas of public offerings, private placements, mergers and acquisitions, and complying with reporting requirements under the Securities and Exchange Act of 1934. However, Mr. Harrison's practice is not limited to business and banking law. Mr. Harrison is also an adept litigator who handles matters involving business tort, white-collar crimes, real estate law, civil litigation and criminal defense. Mr. Harrison has also appeared on a variety of television shows including, CNN's Connie Chung Tonight, CNN's American Morning with Paula Zahn, The Today Show with Matt Lauer, The CBS Early Show, MSNBC, ABC NEWS Good Morning America with Diane Sawyer, and a number of radio broadcasts

Dennis M. Absher

Mr. Absher is a Business Consultant in Irvine, California.  For almost fifteen years, Mr. Absher has been a mentor to Richard Yanke since Mr. Yanke was orphaned as a teenager, just starting the University.  He has been more closely involved with Mr. Yanke during the past three years while Mr. Yanke invented and enhanced the SkyBanr Mini-Lift Hoist. He has counseled and assisted with the strategic planning for the manufacturing, marketing and advertising structures and protocols for the SkyBanr Mini-Lift Hoist.  Mr. Absher has been one of America’s leading life insurance marketing executives, initially as one of the top producers in America for the A. L. Williams (now Primerica) insurance companies; and in recent years as a marketing and strategic planning consultant to businesses.

Larry Shamhart

Mr. Shamhart is the personal assistant to Mike Milken of the Milken Institute.  Mr. Shamhart retired from the Los Angeles Police Department in 2001. Mr. Shamhart is very well connected in the corporate world.

Audit Committee Financial Expert

The functions of the Audit and Compensation Committee are: (i) to recommend the engagement of the Company's independent auditors and review with them the plan, scope and results of their audit for each year; (ii) to consider and review other matters relating to the financial and accounting affairs of the Company; and (iii) to review and recommend to the Board of Directors all compensation packages, including the number and terms of stock options, offered to officers and executive employees of the Company. The Company’s entire Board of Directors serves as the Company's Audit Committee and Compensation Committee.

Code of Ethics

We have adopted a "Code of Ethics for Directors, Officers and Employees" that applies to all employees, including our executive officers. A copy of our Code of Ethics for Directors, Officers and Employees is filed as Exhibit 14.1 to this Registration Statement.

(c) Family Relationships

None.

(d) Involvement in Legal Proceedings

 As of the date of this form , there are no material pending legal or governmental proceedings relating to our company or properties to which we are a party, and to our knowledge, there are no material proceedings to which any of our directors, executive officers or affiliates are an adverse party to us or have a material interest adverse to us.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following summarizes the aggregate compensation paid during those fiscal years to our Executive Officers:

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(3)	Restricted Stock Awards ($)	Securities Underlying Options (#)

Richard D. S. Yanke	2005	$ 161,250	$ 0	$ 0	$ 0	$ 0

Compensation of Directors

For the fiscal year ended December 31, 2005, we paid 2,000 shares of common stock compensation to our directors for their services on our board.

Employment contracts and termination of employment and change-in-control arrangements

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

ITEM 8. DESCRIPTION OF SECURITIES.

 Our authorized capital stock consists of 65,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001.  As of December 21, 2006, there were 25,366,495 shares of Common Stock outstanding held by 52 stockholders and no shares of Preferred Stock outstanding.

Description of Common Stock

The holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters to be voted upon. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive any dividends on a pro rata basis, when and if declared by the board of directors, from funds legally available for such purpose.  In the event of liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The distribution of assets will be subject to prior distribution rights of preferred stock, if such stock is outstanding.  The Common Stock has no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions applicable to the Common Stock.  All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock offered by us in this Offering will be fully paid and non-assessable when it is issued.

Description of Preferred Stock.

Our preferred stock is divisible and issuable into one or more series.  Our board of directors, without further action, may establish the rights and preferences of the different series by the stockholders. Our board of directors is authorized, with respect to each series, to fix and determine, among other things: its dividend rate; its liquidation preference; whether or not such shares will be convertible into, or exchangeable for, any other securities; and whether or not such shares will have voting rights, and, if so, the conditions under which such shares will vote as a separate class.  We believe that our board of directors’ ability to issue preferred stocks on such a wide variety of terms will enable the preferred stocks to be used for important corporate purposes, such as financing acquisitions or raising additional capital.  However, our board of directors could issue all or part of the preferred stock with (among other things) substantial voting power or advantageous conversion rights. Such preferred stock could be issued to persons likely to support current management in a contest for control of our board of directors as deemed by our board of directors, either as a precautionary measure or in response to a specific takeover threat.

Authorized But Unissued Capital Stock

Following the completion of this Prospectus, and assuming that the Offering is fully subscribed, we will have shares of authorized, but unissued Common Stock, including an aggregate of 39,633,505 shares of Common Stock and 10,000,000 shares of Preferred Stock reserved for issuance.  Delaware law does not require stockholder approval for the issuance of authorized shares.  These additional shares could be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.  One of the effects of the existence of unissued and unreserved Common Stock and preferred stock may be to enable our board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration by our stockholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices.

Transfer Restrictions

None of the Shares issued in the previous offerings have been registered under the Act or any applicable state securities laws by reason of exemptions from registration requirements of the Act and such laws.  Therefore, the Shares cannot be resold unless they are registered in the future or unless an exemption from registration is available. If such securities become eligible for sale in the future, any sales may be governed by Rule 144, which may restrict the amount of securities sold at any one time.

Dividend Policy

We have not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on the shares of its Common Stock.  Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as, and if declared by the Board of Directors of the Company. It will be based upon the Board’s assessment of the financial condition of the Company, its earnings, its need for funds, to the extent the preferred stock has a prior claim to dividends, and other factors including any applicable laws.  Currently, we are not parties to any agreement restricting the payment of dividends.

Certain Anti-takeover Procedural Requirements

Our Certificate of Incorporation adopts certain measures, which are intended to protect our stockholders by rendering it more difficult for a person or persons to obtain control of us without cooperation of our management.  These measures include the potential implementation of certain supermajority requirements for the amendment of our Certificate of Incorporation and Bylaws.  Such measures are often referred to as "anti-takeover" provisions.

The inclusion of such "anti-takeover" provisions in the Certificate of Incorporation may delay, deter or prevent a takeover of the Company, which the stockholders may consider to be in their best interests, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices, or limit the ability of stockholders to remove incumbent directors as readily as the stockholders may consider to be in their best interests.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our 2003 Stock Plan and 2003 Non-Employee Director Stock Option Plan as of December 21, 2006.

	(a)	(b)		(c)

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available or Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,000,000	$	N/A	900,000
Equity compensation plans not approved by security holders	N/A		N/A	N/A

Total	2,000,000	$	N/A	900,000

2003 Stock Option Plan

General.

The Board of Directors adopted the 2003 Stock Option Plan on December 20, 2003, which became effective January 1, 2004 and was approved by our stockholders on December 20, 2003.  We reserved for issuance an aggregate of 900,000 shares of common stock. A description of the 2003 Stock Option Plan is set forth below. The description is intended to be a summary of the material provisions of the 2003 Stock Option Plan and does not purport to be complete.

The 2003 Stock Option Plan provides that options may be granted to our employees (including officers and directors who are employees) and consultants, or of any of our parents or subsidiaries. Incentive stock options may be granted only to employees. An employee or a consultant, who has been granted an option, may, if otherwise eligible, be granted additional options.

Administration of and Eligibility under the 2003 Stock Option Plan.

Subject to the terms and conditions of the 2003 Stock Option Plan, the committee will have the sole authority to: (a) determine the persons, or optionees, to whom options to purchase shares of common stock and SARs will be granted, (b) determine the number of options and SARs to be granted to each such optionee, (c) determine the price to be paid for each share of common stock upon the exercise of each option and the manner in which each option may be exercised, (d) determine the period within which each option and SAR will be exercised and any extensions thereof, (e) determine the type of stock options to grant, (f) interpret the 2003 Stock Option Plan and award agreements under the 2003 Stock Option Plan, and (g) determine the terms and conditions of each such stock option agreement and SAR agreement which may be entered into between us and any such optionee.

All of our officers, directors, employees, and certain of our subsidiaries, consultants and other persons providing significant services to us will be eligible to receive grants of options and SARs under the 2003 Stock Option Plan. However, only our employees are eligible to be granted ISOs.

Termination of Options and Transferability.

In general, any unexpired options and SARs granted under the 2003 Stock Option Plan will terminate: (a) in the event of death or disability, pursuant to the terms of the option agreement or SAR agreement, but not less than 6 months or more than 12 months after the applicable date of such event, (b) in the event of retirement, pursuant to the terms of the option agreement or SAR agreement, but not less than 30 days or more than 3 months after such retirement date, or (c) in the event of termination of such person other than for death, disability or retirement, but not less than 30 days or more than 3 months after the date of such termination. However, the committee may in its sole discretion accelerate or extend the exercisability of any or all options or SARs upon termination of employment or cessation of services.

The options and SARs granted under the 2003 Stock Option Plan generally will be non-transferable, except by will or the laws of descent and distribution. However, the Plan committee may permit additional transfers, on a general or specific basis, and may impose conditions and limitations on any such transfers.

Amendment or Discontinuance of Stock Option Plan.

Subject to certain limitations, the Board of Directors has the right to amend, suspend or terminate the 2003 Stock Option Plan at any time. Board of Directors will terminate the 2003 Stock Option Plan on January 1, 2014, the 10th anniversary date of the effectiveness of the plan, unless the Board terminates it sooner. As of December 20, 2003, we have not granted any options under the 2003 Stock Option Plan.

The following table sets forth information with respect to our 2003 Non-Employee Director Stock Option Plan as of November, 2006.

2003 Non-Employee Director Stock Option Plan

General.

The 2003 Non-Employee Director Stock Option Plan, or the Non-Employee Director Plan, was adopted by the Board of Directors on December 20, 2003, to be effective as of January 1, 2004, and was approved by our stockholders on December 20, 2003.

A description of the Non-Employee Director Plan is set forth below. The description is intended to be a summary of the material provisions of the Non-Employee Director Plan and does not purport to be complete.

Administration.

A committee of the Board of Directors, appointed from time to time by the Board of Directors, will administer the Non-Employee Director Plan. The committee is intended to consist of two or more directors, each of whom will be non-employee directors as defined in Rule 16b-3 under Section 16(b) of the Exchange Act. If no committee exists which has the authority to administer the Non-Employee Director Plan, the functions of the committee will be exercised by the Board of Directors. The committee has full authority to interpret the Non-Employee Director Plan, decide any questions under the Non-Employee Director Plan, and make such rules and regulations and establish such processes for administration of the Non-Employee Director Plan, as it deems appropriate and subject to the provisions of the Non-Employee Director Plan.

Available Shares.

The Non-Employee Director Plan authorizes the issuance of up to 2,000,000 shares of common stock upon the exercise of non-qualified stock options granted to our non-employee directors. In general, if options are canceled for any reason, expire, or terminate unexercised, the shares covered by such options will again be available for the grant of options.

The Non-Employee Director Plan provides that appropriate adjustments will be made in the number and types of securities receivable upon the exercise of options in the event of a stock split, stock dividend, consolidation, or reorganization.

Eligibility.

 All of our non-employee directors are eligible to be granted options under the Non-Employee Director Plan. A non-employee director is a director serving on the Board of Directors who is not then one of our current employees, as defined in Sections 424(e) and 424(f) of the Code.

Termination of Options.

Options that are exercisable upon a non-employee director’s termination of directorship for any reason except death, disability or cause (as defined in the Non-Employee Director Plan), prior to the complete exercise of an option (or deemed exercise thereof), will remain exercisable following such termination until the earlier of (i) the expiration of the 90 day period following the non-employee director’s termination of directorship or (ii) the remaining term of the option.

Options that are exercisable upon a non-employee director’s termination of directorship for disability or death, will remain exercisable by the non-employee director or, in the case of death, by the non-employee director’s estate or by the person given authority to exercise such options by his or her will or by operation of law, until the earlier of (i) the first anniversary of the non-employee director’s termination of directorship or (ii) the remaining term of the option.

If a non-employee director is removed from the Board of Directors for “cause”, and fails to stand for reelection or fails to be re-nominated, or if we obtain or discover information after termination of directorship that such non-employee director had engaged in conduct during such directorship that would have justified a removal for cause during such directorship, all outstanding options of such non-employee director will immediately terminate and will be null and void.

The Non-Employee Director Plan also provides that, all outstanding options will terminate effective upon the consummation of a merger, liquidation, dissolution, or consolidation, in which we are not the surviving entity, subject to the right of the non-employee director to exercise all outstanding options prior to the effective date of the merger, liquidation, dissolution, or consolidation.

Amendments.

The Non-Employee Director Plan provides that it may be amended by the committee or the Board of Directors at any time, and from time to time to effect (i) amendments necessary or desirable in order that the Non-Employee Director Plan and the options granted thereunder conform to all applicable laws, and (ii) any other amendments deemed appropriate. Notwithstanding the foregoing, to the extent required by law, no amendment may be made that would require the approval of our stockholders under applicable law or under any regulation of a principal national securities exchange or automated quotation system sponsored by the National Association of Securities Dealers, unless such approval is obtained. The Non-Employee Director Plan may be amended or terminated at any time by our stockholders.

Business Combinations with Substantial Stockholders

As a Delaware corporation, we are currently subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law.  Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by our board of directors before the person becomes an interested stockholder; (ii) the interested stockholder acquired eighty five percent or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least sixty-six and two-thirds percent of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is: (i) the owner of fifteen percent or more of the outstanding voting stock of the corporation, or (ii) an affiliate or associate of the corporation and who was the owner of fifteen percent or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted.  We have not adopted and do not intend to adopt such an amendment to our Certificate of Incorporation or Bylaws.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There exists no market for our common stock.   Private sales or transfers are permitted under the respective state and Federal securities laws, subject to compliance with exemptions set forth under the respective statutory guidelines.

Dividends

 Holders of the Company’s Common Stock are entitled to receive dividends from funds legally available for distribution if the Board of Directors declares them.  Any such dividends may be paid in cash, property, or shares of the Company’s common stock.  The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on the shares of its Common Stock.  Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as, and if declared by the Board of Directors of the Company, based upon the Board’s assessment of the financial condition of the Company, its earnings, its need for funds, to the extent the preferred stock has a prior claim to dividends, and other factors including any applicable laws.  We are not currently a party to any agreement restricting the payment of dividends.

Shares Eligible for Future Sale

Sales of Restricted Shares

As of December 21, 2006, we have issued and outstanding an aggregate of 25,366,495 shares of common stock.

10,309,084 shares have already been outstanding for more than twelve months and are, pending satisfaction of certain pre-requisites, eligible for transfer under the auspices of Rule 144.

The remaining 15,057,411 shares of our common stock, held by existing stockholders as of December 21, 2006, are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Rule 144

Under Rule 144 as currently in effect, a stockholder who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell, upon the expiration of the lock-up agreements described below, some of that stockholder’s shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately   shares immediately after this offering Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, these shares may be sold without restriction immediately upon the expiration of the lock-up agreements described below.

Rule 701

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, by persons, other than affiliates, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period.

ITEM 2. LEGAL PROCEEDINGS.

 As of the date of this registration statement, there are no material pending legal or governmental proceedings relating to our company or properties to which we are a party, and to our knowledge, there are no material proceedings to which any of our directors, executive officers or affiliates are an adverse party to us or have a material interest adverse to us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Independent accountants have not resigned nor been dismissed by the Company.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

                    As of December 21, 2006, we have issued 25,366,495 unregistered securities.  We believe that all of the issuances were made in transactions exempt under Section 4(2) of the Securities Act.

In December 2003, the Company issued 10,000,000 shares of common stock for consulting services and research and development.

During the year ended December 31, 2004, the Company sold an aggregate of 150,150 shares of common stock in consideration for $150,150 or $1.00 per share through a private placement to approximately 28 individuals.

During the year ended December 31, 2005, the Company sold an aggregate of 158,934 shares of common stock in consideration for $158,934 or $1.00 per share through a private placement to approximately 24 individuals.

During the nine months ended September 30, 2006, the Company sold an aggregate of 244,500 shares of common stock in consideration for $244,500 or $1.00 per share through a private placement to approximately 36 individuals and also issued 22,000 shares of common stock for services valued at $22,000 or $1.00 per share.

From October 4, 2006 to current date, the Company sold an aggregate of 72,621 shares of common stock in consideration for $ 72,621 or $1.00 per share through a private placement to approximately 11 individuals.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Certificate of Incorporation and Bylaws designate the relative duties and responsibilities of the Company's officers; establish procedures for actions by directors and stockholders and other items.  We intend to amend our Certificate of Incorporation and Bylaws to provide for extensive indemnification provisions, which will permit the Company to indemnify its officers and directors to the maximum extent, provided by Delaware law.

Pursuant to our Certificate of Incorporation, as will be amended, and under Delaware law, directors of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

The effect of this provision our Certificate of Incorporation will be to eliminate the rights of the Company and its stockholders (through stockholder’s derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except as otherwise described above.  This provision will not limit nor eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care.  In addition, our Certificate of Incorporation will provide that if Delaware law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended.  The Delaware General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.  We intend to amend our Bylaws to provide for the indemnification of such persons to the full extent allowable under applicable law.  These provisions will not alter the liability of the directors under federal securities laws.

We have not yet obtained a policy of directors’ and officers’ liability insurance for our directors and officers to insure our directors and officers against the costs of defense, settlement or payment of a judgment under certain circumstances.  We intend to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.  We believe that these provisions and agreements will be necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S FINANCIAL.

SKYLYFT MEDIA NETWORK, INC.

Financial Statements

Index to Financial Statements
Report of Independent Registered Public Accounting Firm
Balance Sheets (September 30, 2006 and December 30, 2005)
Statement of Operations for years ended December 31, 2005 and 2004
Statement of Operations for nine months ended September 30, 2006 and 2005
Statement of Stockholders' Equity
Statement of Cash Flows for year ended December 31, 2005 and 2004
Statement of Cash Flows for nine months ended September 30, 2006 and 2005
Notes to Financial Statements (December 31, 2005 and September 30, 2006)

DRAKEFORD & DRAKEFORD, LLC

CERTIFIED PUBLIC ACCOUNTANTS

554 Duncan Road

Royston, Georgia 30662

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

SKYLYFT Media Network,Inc.

We have audited the balance sheet of SKYLYFT Media Network,Inc. (a development stage company) as of December 31,2005, and the related statements of operations, changes in stockholders’ equity, and  cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Also, an audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the  financial statements referred to above present fairly, in all material respects, the financial position of SKYLYFT Media Network,Inc., as of December 31, 2005 and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has incurred operating losses for the period December 18, 2003 (inception) to December 31, 2005, has had no revenues and has not commenced planned principal operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Drakeford & Drakeford, LLC

Drakeford & Drakeford, LLC

March 25, 2006

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

BALANCE SHEETS

	September 30, 2006	December 31, 2005
ASSETS	Unaudited

CURRENT ASSETS
Cash and cash equivalents	$ 67,255	$ 14,403
Inventory	12,829	4,829
Prepaid expenses	5,200	5,200

Total current assets	85,284	24,432

PROPERTY AND EQUIPMENT, net	866,426	965,785

OTHER ASSETS
Patents and intellect cost, net	465,180	474,555

Total other assets	465,180	474,555

TOTAL ASSETS	$ 1,416,890	$ 1,464,772

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 18,762	$ 7,997

Total current liabilities	18,762	7,997

LONG-TERM LIABILITIES
Note payable-bank	15,160	0
Loan payable-shareholder	510,952	547,428

Total long-term liabilities	526,112	547,428

STOCKHOLDERS’ EQUITY
Preferred stock authorized 10,000,000 shares, $.001 par value each. At September 30, 2006 and December 31, 2005, there are no
shares outstanding	0	0
Common stock authorized 65,000,000 shares, $.001 par value
each. At September 30, 2006 and December 31, 2005, there
are 25,293,874 and 25,027,374 shares outstanding respectively	25,294	25,027
Additional paid in capital	1,792,080	1,525,847
Deficit accumulated during the development stage	(945,831)	(641,527)

Total stockholders’ equity	872,016	909,347

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 1,416,890	$ 1,464,772

The accompanying notes are an integral part of these statements.

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

December 18,
For the years ended	2003, (inception)
December 31, 2005 December 31, 2004	to December 31,
2005

Revenue	$ 0	$ 0	$ 0

Operating Expenses
Selling, general and administrative	165,457	158,798	326,305
Research and development	0	0	10,000
Depreciation and amortization	153,247	146,756	305,222

Total operating expenses	318,704	305,554	641,527

Net loss from operations	(318,704)	(305,554)	(641,527)

Other income and expenses	_______0	______0	______0

Net loss	$ (318,704)	$ (305,554)	$ (641,527)

Basic and diluted loss per common share	$ (.01)	$ (.01)	$ (.03)

Weighted average shares outstanding	24,947,907	24,793,365	24,872,832

The accompanying notes are an integral part of these statements

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

 STATEMENTS OF OPERATIONS

Unaudited

December 18,
For the nine months ended		2003, (inception)
September 30, 2006 September 30, 2005		to Sept. 30, 2006
Unaudited	Unaudited	Unaudited

Revenue	$ 69,552	$ 0	$ 69,552

Operating Expenses
Selling, general and administrative	253,283	119,462	579,588
Research and development	0	0	10,000
Depreciation and amortization	118,734	114,936	423,956

Total operating expenses	372,017	234,398	1,013,544

Net loss from operations	(302,465)	(234,398)	(943,992)

Other income and expenses
Interest expense	(1,366)	0	(1,366)

Total other income (expense)	(1,366)	0	(1,366)

Net loss	$ (303,831)	$ (234,398)	$ (945,358)

Basic and diluted loss per common share	$ (.01)	$ (.01)	$ (.04)

Weighted average shares outstanding	25,193,874	24,918,993	25,039,332

The accompanying notes are an integral part of these statements.

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY

Common Stock	Additional	Deficit Accumulated During Development Stage	Total
Shares Amount	Paid in Capital

Common stock issued to founders for consulting	13,500,000	$ 13,500	$ 0	$ 0	$ 13,500
services, December 18,2003 (inception)

Issuance of common stock for asset purchase	1,218,290	1,218	1,217,072		1,218,290
Issuance of common stock for research and
development	10,000,000	10,000	0	10,000

Net loss from inception to December 31, 2003	________	______	_________	(17,269)	(17,269)

Balance at December 31, 2003	24,718,290	24,718	1,217,072	(17,269)	1,224,521

Issuance of common stock for cash	150,150	150	150,000		150,150

Net loss for the year ended December 31, 2004	________	_______	__________	(305,554)	(305,554)

Balance at December 31, 2004	24,868,440	24,868	1,367,072	(312,823)	1,069,117

Issuance of common stock for cash	158,934	159	158,775		158,934

Net loss for the year ended December 31, 2005	________	_______	___________	(318,704)	(318,704)

Balance at December 31,2005	25,027,374	25,027	1,525,847	(641,527)	909,347

Issuance of common stock for cash	244,500	245	244,255		244,500
Issuance of common stock for consulting
services	22,000	22	21,978		22,000
Net loss for the nine months ended
September 30, 2006 (Unaudited)	________	_______	__________	(303,831)	_(303,831)_

Balance at September 30, 2006 (Unaudited)	25,293,874	$ 25,294	$ 1,792,080	$ (945,358)	$ 872,016

The accompanying notes are an integral part of this statement.

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

 STATEMENTS OF CASH FLOWS

For the year ended December 31, 2005	For the year ended December 31, 2004	December 18, 2003, (inception) to December 31, 2005

OPERATING ACTIVITIES
Net loss	$ (318,704)	$ (305,554)	$ (641,527)
Adjustments for noncash and nonoperating items:
Depreciation and amortization	153,247	146,756	305,222
Issuance of common stock for consulting
Services	0	0	10,000
Changes in operating assets and liabilities:
Inventory	(4,829)	0	(4,829)
Prepaid expenses	0	(500)	(5,200)
Accounts payable and accrued expenses	7,997	0	7,997
Loans payable	16,132	38,046	547,428

Cash provided (used) by operating activities	(146,157)	(121,252)	219,091

INVESTING ACTIVITIES
Capital expenditures	(15,472)	(11,800)	(513,772)

Cash used by investing activities	(15,472)	(11,800)	(513,772)

FINANCIAL ACTIVITIES
Issuance of common stock for cash	158,934	150,150	309,084

Cash provided by financing activities	158,934	150,150	309,084

NET INCREASE (DECREASE) IN CASH	(2,695)	17,098	14,403

CASH BALANCE BEGINNING OF PERIOD	17,098	0	0

CASH BALANCE END OF PERIOD	$ 14,403	$ 17,098	$ 14,403

Supplemental Disclosures of Cash Flow Information:
Issuance of common stock for asset purchase	$ 0	$ 0	$ 1,218,290

The accompanying notes are an integral part of these statements

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

 STATEMENTS OF CASH FLOWS

Unaudited

For the nine months ended September 30, 2006	For the nine months ended September 30, 2005	December 18, 2003, (inception) to September 30, 2006
Unaudited	Unaudited	Unaudited

OPERATING ACTIVITIES
Net loss	$ (303,831)	$ (234,398)	$ (945,358)
Adjustments for noncash and nonoperating items:
Depreciation and amortization	118,734	114,936	423,956
Issuance of common stock for consulting
Services	22,000	0	32,000
Changes in operating assets and liabilities:
Inventory	(8,000)	0	(12,829)
Prepaid expenses	0	0	(5,200)
Accounts payable and accrued expenses	10,765	8,300	18,762
Loans payable	(36,476)	16,928	510,952

Cash provided (used) by operating activities	(196,808)	(94,234)	22,283

INVESTING ACTIVITIES
Capital expenditures	(10,000)	0	(523,772)

Cash used by investing activities	(10,000)	0	(523,772)

FINANCIAL ACTIVITIES
Proceeds from note payable	15,160	0	15,160
Issuance of common stock for cash	244,500	78,834	553,584

Cash provided by financing activities	259,660	78,834	568,744

NET INCREASE (DECREASE ) IN CASH	52,852	(15,400)	67,255

CASH BALANCE BEGINNING OF PERIOD	14,403	6,256	0

CASH BALANCE END OF PERIOD	$ 67,255	$ (9,144)	$ 67,255

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$ 1,366	$ 0	$ 1,366
Issuance of common stock for asset purchase	$ 0	$ 0	$ 1,218,290

The accompanying notes are an integral part of these statements

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING

                    POLICIES

1.

Nature of Operations/ Basis of Presentation

Nature of Operations

SKYLYFT Media Network, Inc. (the “Company”), was incorporated in December 2003 in the state of Delaware and conducts operations in California.  The Company manufactures a patent pending, grand format, media rotation system, called the “SkyBanr Remote Controlled Mini-Lift.” The SkyBanr Mini-Lift system creates advertising revenues from unused ceiling space capacity in retail malls, airports, convention centers, movie theatres, sporting arenas and other public venues with high-ceiling areas.

Basis of Presentation and Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Inventories

     Inventories, consisting of raw materials, are stated at the lower of cost (first-in, first-out) or market as of September 30, 2006 and December 31, 2005.

3.

Cash Equivalents

     Investments having an original maturity of 90 days or less that are readily convertible into cash have been included in, and are a significant portion of, the cash and cash equivalents balances.

4.   Property and Equipment

    Property and equipment are stated at cost and are depreciated principally on methods and at rates designed to amortize their costs over their estimated useful lives.

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING

                    POLICIES (continued)

4.   Property and Equipment (continued)

The estimated service lives of property and equipment are principally as follows:

Furniture and fixtures                           5- 10 years

                              Computer equipment                           3- 5 years

                              Computer software                             2- 7 years

Intangible Asset:

Patents and intellect costs are amortized over a straight-line method for forty years, the legal life of the patent. (See Note-F)

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized.

5. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. As of September 30, 2006 and December 31, 2005, there are no accounts receivable.

 6. Revenue  Recognition

Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. In instances where products are configured to customer requirements, revenue is recorded upon the successful completion of the Company’s final test procedures.

SKYLYFT MEDIA NETWORK, INC.

( A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005

NOTE A – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING

                    POLICIES (continued)

7.

Advertising Cost

    Advertising cost are expensed as incurred. Advertising expense totaled $ 523 and $ 0 for the nine months ended September 30, 2006 and 2005, respectively, and  $ 0 and $2,240 for the years ended December 31, 2005 and 2004, respectively.

8.

Recently Enacted Accounting Standards

 In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and establishes guidelines for recognition and measurement of a tax position taken or expected to be taken in a tax return. We are currently evaluating the impact on our  financial statements of this standard, which will become effective on June 1, 2007.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. We are currently evaluating the impact on our  financial statements of FAS 157, which will become effective for us on January 1, 2008.

9.

Research and Development

      Expenditures for research activities relating to product development and improvement are charged to expense as incurred. Such expenditures amounted to $10,000 in 2003 for the issuance of 10,000,000 shares of common stock at par value of $.001. (See Note-G)

SKYLYFT MEDIA NETWORK, INC.

( A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005

NOTE B—GOING CONCERN

The Company is a development stage Company and has not commenced planned principal operations. The Company had no significant revenues and has incurred losses of $945,358 for the period December 18, 2003 (inception) to September 30, 2006. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders.

The accompanying financial statements do not include any adjustments related to the recoverability of classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

NOTE C--LOSS PER SHARE

The computation of loss per share is based on the weighted average number of common shares outstanding during the period presented. Diluted loss per common share is the same as basic loss per common share as there are no potentially dilutive securities outstanding (options and warrants).

  NOTE D - INCOME TAXES

The Company accounts for income taxes using the asset and liability method described in SFAS No. 109, “Accounting For Income Taxes”, the objective of which is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting and the tax basis of the Company’s assets and liabilities at the enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005

NOTE E – LONG-TERM DEBT

            On March 24, 2006 the Company entered into a revolving line of credit with Bank of America, N.A. in the principal amount of $15,160 with interest only payments at an annual rate of 14%. The credit line expires March 23, 2009.

NOTE F – RELATED PARTY TRANSACTIONS

The Company was formed on December 18, 2003 as a Delaware corporation. On December 18, 2003 the Company issued 13,500,000 shares of common stock valued at $13,500 for founders shares and 1,218,290 shares of common stock for asset purchases valued at an aggregate of $718,290 including the purchase of the Intellectual property and mini-lift patent from the founders of the Company at a value of $500,000. Also on December 18, 2003, the Company purchased other assets from the Founders of the Company at a value of $500,000 resulting in a shareholders loan balance of $ 510,952 as of September 30, 2006. The shareholder loan is payable on demand; however, the shareholder has indicated that he will not demand payment of the loan within the current year.

NOTE G – COMMON STOCK ISSUANCES

In December 2003, the Company issued 10,000,000 shares of common stock for consulting services and research and development.

During the year ended December 31, 2004, the Company sold an aggregate of 150,150 shares of common stock in consideration for $150,150 or $1.00 per share through a private placement to approximately 28 individuals.

During the year ended December 31, 2005, the Company sold an aggregate of 158,934 shares of common stock in consideration for $158,934 or $1.00 per share through a private placement to approximately 24 individuals.

During the nine months ended September 30, 2006, the Company sold an aggregate of 244,500 shares of common stock in consideration for $244,500 or $1.00 per share through a private placement to approximately 36 individuals and also issued 22,000 shares of common stock for services valued at $22,000 or $1.00 per share.

SKYLYFT MEDIA NETWORK, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005

NOTE H - COMMITMENTS AND CONTINGENCIES

     Lease agreements

The Company entered into a standard sub-lease agreement with Juanita Maloof  on July 14, 2003 for a term of three years ending on August 31, 2006 at a monthly rental fee of $2,350.  The Company exercised their option to extend the lease for an additional three years as follows:

                                                          Monthly Base Rent

September 1, 2006                        $2,568

            September 1, 2007                        $2,645

            September 1, 2008                        $2,724

PART III EXHIBITS

The following exhibits are included as part of this Form 10-SB. References to "the Company" in this Exhibit List mean Skylyft Media, a Delaware corporation.

Exhibit Number	Description
3.1	Articles of Incorporation of Skylyft Media Network, Inc.
3.2	Corporate Bylaws for Skylyft Media Network, Inc.
3.3	Restated Certificate of Incorporation of Skylyft Media Network, Inc.
3.4	Restated Bylaws of Skylyft Media Network, Inc.
3.3	Statement and Designation by Foreign Corporation for Skylyft Media Network, Inc.
4.1	2003 Stock Option Plan
4.2	2003 Non-Employee Stock Option Plan
4.3	2006 Stock Subscription Agreement
14.1	Code of Ethics for Skylyft Media Network, Inc.
23.2	Consent of Skylyft Media Network, Inc.'s auditors

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Skylyft Media Network, Inc.

By:  /s/ Richard Yanke

Richard Yanke

President, Chief Executive Officer and Director